Filed by Metropolis Realty Holdings LLC pursuant to Rule 425 under the Securities Act of 1933

                               Subject Companies: Metropolis Realty Holdings LLC
                                               Commission File Number: 333-89142

                                                   Metropolis Realty Trust, Inc.
                                                 Commission File Number: 0-21849


The members of Metropolis Realty Holdings LLC, a Delaware limited liability company and the successor entity to Metropolis Realty Trust, Inc., a Maryland corporation, are urged to read the documents relevant to the sale transaction described in this announcement that have been filed with the U.S. Securities and Exchange Commission. You can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.

If you  write or call  us,  we will  send  you for  free,  when  available,  the information statement/prospectus that we filed in connection with the registration of the limited liability company units in connection with the merger and the sale transaction. You can contact either Metropolis Realty Trust, Inc. or Metropolis Realty Holdings LLC at (212) 655-0220 or you can write to us at: (x) Metropolis Realty Trust, Inc., c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York 10022; and (y) Metropolis Realty Holdings LLC, c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York 10022.

                 METROPOLIS REALTY TRUST, INC. ANNOUNCES SALE OF
           1290 AVENUE OF THE AMERICAS PROPERTY AND METROPOLIS REALTY
                        HOLDINGS LLC ANNOUNCES DIVIDEND

New York, New York (September 10, 2002) - METROPOLIS REALTY TRUST, INC. today announced that it has completed the sale of all of its interests in 1290 Avenue of the Americas to an affiliate of Jamestown for a purchase price of $745.5 million, subject to certain adjustments and customary prorations. Metropolis Trust no longer owns any real estate assets.

Jamestown is a real estate investment and management company with offices in Atlanta and Cologne, Germany. Following the sale transaction, Jamestown's holdings in New York City are approximately $1.75 billion dollars in value.

METROPOLIS REALTY HOLDINGS LLC announced today that its board of managers declared a special dividend of $23.00 per limited liability company unit to its members of record as of the close of business on September 10, 2002. The special dividend represents the net proceeds from the Jamestown sale transaction and is payable to Metropolis Holdings' members upon their delivery to Metropolis Holdings of a duly executed letter of transmittal and their Metropolis Trust stock certificates, but in no event later than October 8, 2002.

1290 Avenue of the Americas is a 43-story, first class commercial office building with approximately 2,000,000 rentable square feet of space. The building is centrally located in midtown Manhattan and is connected to the famed "Rockefeller Center" complex via an underground passageway. The building serves as the corporate headquarters of The Equitable Life Assurance Society of the United States (an affiliate of AXA Financial Advisors) ("Equitable"). In addition to Equitable, the building houses a variety of tenants, including financial institutions, entertainment companies and law firms.



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Metropolis  Trust is a Maryland  corporation  that  qualifies  as a real  estate investment trust for tax purposes. Metropolis Holdings is a Delaware limited liability company and a 99.9% stockholder of Metropolis Trust. Metropolis Holdings' largest holder is Apollo Real Estate Investment Fund, L.P., which owns approximately 38% of Metropolis Holdings' outstanding limited liability company units.

Note: Statements in this press release which are not strictly historical are "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, which may cause the company's actual results in the future to differ materially from expected results.


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